[AT&T Letterhead]

August 2, 2021

Via EDGAR

Katherine Wray,

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	AT&T Inc.

Registration Statement filed on Form S-4

File No. 333-258096

Filed July 22, 2021

Dear Ms. Wray:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AT&T Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective as of 4:30 p.m. EDT on Wednesday, August 4, 2021 or as soon as thereafter practicable.

Please do not hesitate to contact me at (214) 757-3330 or stacey.maris@att.com with any questions you may have concerning this request. In addition, please notify me when this request for acceleration has been granted.

Very truly yours,

/s/Stacey S. Maris
Stacey S. Maris

cc:	Patrick S. Brown

(Sullivan & Cromwell LLP)